EXHIBIT 4.2
DESCRIPTION OF CAPITAL STOCK OF PROVIDENT FINANCIALS HOLDINGS, INC.
The following is a description of the material terms of the capital stock of Provident Financial Holdings, Inc. (the “Corporation”). This description is not complete and is qualified in its entirety by reference to the Corporation’s amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the Corporation’s Annual Report on Form 10-K.
The 42,000,000 shares of capital stock authorized by the Corporation’s certificate of incorporation are divided into two classes, consisting of 40,000,000 shares of common stock (par value $.01 per share) and 2,000,000 shares of serial preferred stock (par value $.01 per share).
Common Stock
General. The Corporation’s outstanding shares of common stock are validly issued, fully paid and non assessable. Each share of common stock has the same relative rights and is identical in all respects with each other share of common stock. Each holder of common stock is entitled to one vote for each share held on all matters voted upon by stockholders, except that the certificate of incorporation of the Corporation provides that if any person acquires beneficial ownership of more than 10% of any class of equity security of the Corporation, then the record holders of voting stock of the Corporation beneficially owned by such person shall be entitled to cast only one-hundredth of one vote with respect to each vote in excess of 10% of the voting power of the outstanding shares of voting stock of the Corporation. The aggregate voting power of such record holders shall be allocated proportionately among such record holders. Under the Corporation’s certificate of incorporation, the restriction on voting shares beneficially owned in violation of these limitations is imposed automatically unless the board of directors approves in advance a particular offer to acquire or acquisition of the Corporation’s common stock in excess of 10% of outstanding shares. Unless the board of directors took such action, the provision would restrict the voting by beneficial owners of more than 10% of the Corporation’s common stock in a proxy contest.
If the Corporation issues preferred stock, holders of the preferred stock may also possess voting powers.
Liquidation or Dissolution. In the unlikely event of the liquidation or dissolution of the Corporation, the holders of the common stock will be entitled to receive all assets of the Corporation available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of the Corporation (including all deposits in the Provident Savings Bank, F.S.B. (the “Bank”) and accrued interest thereon) and after distribution of the liquidation account established in the mutual to stock conversion of the Bank.
No Preemptive Rights. Holders of the common stock are not entitled to preemptive rights with respect to any shares which may be issued.
Absence of Cumulative Voting. The Corporation’s certificate of incorporation provides that there is no cumulative voting rights for the election of directors.
Dividends. The ability of the Corporation to pay dividends on its common stock, and the ability of the Bank to pay dividends to the Corporation, may be restricted due to several factors including: (a) Delaware law (in the case of the Corporation) and applicable federal law (in the case of the Bank), and (b) the regulatory authority of the Board of Governors of the Federal Reserve (“FRB”), and the Office of the Comptroller of the Currency (“OCC”). Delaware law provides that a corporation, unless otherwise restricted by its certificate of incorporation, may declare and pay dividends (or repurchase shares) out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Surplus is defined as the excess of a corporation's net assets (i.e., its total assets minus its total liabilities) over the capital associated with issuances of its common stock. Moreover, Delaware law permits a board of directors to reduce its capital and transfer such amount to its surplus. In determining the amount of surplus of a Delaware corporation, the assets of corporation, including stock of subsidiaries owned by corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value.
In addition, notification to the FRB is required prior to our declaring and paying a cash dividend to the Corporation’s stockholders during any period in which its quarterly and/or cumulative 12-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, the Corporation may not pay a dividend should the FRB object until such time as it receives approval from the FRB or no longer need to provide notice under applicable regulations.
Declaration and payment of any dividend will be subject to the discretion of the Corporation’s board of directors. In connection with the decision regarding dividends, the Corporation’s board of directors will take into account general business conditions, its financial results, projected cash flows, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by the Bank to the Corporation and such other factors as deemed relevant. In addition, the Corporation's ability to pay dividends may be limited by the agreements governing indebtedness that the Corporation or its subsidiaries incur in the future. There can be no assurance that the Corporation will continue to declare dividends on a quarterly basis or otherwise.
The Corporation’s primary source of liquidity is the receipt of cash dividends from the Bank. Various statutes and regulations limit the availability of cash dividends from the Bank. OCC regulations impose various restrictions on savings institutions on their ability to make distributions of capital, which include dividends. Generally, savings institutions such as the Bank, that before and after the proposed distribution are well-capitalized, may make capital distributions during any calendar year up to 100% of the year-to-date net income plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision or in troubled condition by the OCC may have its dividend authority restricted by the OCC. If the Bank, however, proposes to make a capital distribution when it does not meet its capital requirements or that will exceed these net income-based limitations, it must obtain the OCC’s approval prior to making such distribution. In addition, the Bank must file a prior written notice of a dividend with the FRB. The FRB or the OCC may object to a capital distribution based on safety and soundness concerns. Further restrictions on Bank dividends may apply if it fails the qualified thrift lender test or does not have the required capital conservation buffer, which may limit the ability of the Corporation to pay dividends to its stockholders.
Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Corporation’s certificate of incorporation requires the approval of the holders of at least 80% of the outstanding shares of the Company’s voting stock, and the holders of a majority of the outstanding shares of the Company’s voting stock not deemed beneficially owned by a “Related Person” (defined below), to approve certain “Business Combinations” (defined below) involving a Related Person except in cases where the proposed transaction has been approved by a majority of the members of the Corporation’s board of directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term “Related Person” includes any individual, corporation, partnership or other entity that owns beneficially 10% or more of the outstanding shares of common stock of the Corporation or any affiliate of such person or entity. This provision of the certificate of incorporation applies to any “Business Combination,” including: (i) any merger or consolidation of the Corporation with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of the Corporation or of a subsidiary of the Corporation to a Related Person; (iii) any merger or consolidation of a Related Person with or into the Corporation or a subsidiary of the Corporation; (iv) any sale, lease, exchange, transfer, or other disposition of certain assets of a Related Person to the Corporation or a subsidiary of the Corporation; (v) the issuance of any securities of the Corporation or a subsidiary of the Corporation to a Related Person; (vi) the acquisition by the Corporation or a subsidiary of the Corporation of any securities of a Related Person; (vii) any reclassification of common stock of the Corporation or any recapitalization involving the common stock of the Corporation; or (viii) any agreement or other arrangement providing for any of the foregoing.
Preferred Stock
The Corporation’s certificate of incorporation permits its board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock, par value $0.01, in one or more series, without stockholder action. The board of directors can fix the designation, powers, preferences and rights of each series. Therefore, without approval of the holders of its common stock or by the rules of the Nasdaq Stock Market (or any other exchange or market on which our stock may then be listed or quoted), the board of directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the rights of holders of its common stock.